FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13s – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of January 2005

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F).

Forms 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934).

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-         ).

Enclosure:

Acambis granted “fast track” status for ACAM2000 smallpox vaccine.
Notice of results.

Acambis granted “fast track” status for ACAM2000 smallpox vaccine

Cambridge, UK and Cambridge, MA – 5 January 2005 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces that its investigational smallpox vaccine ACAM2000 has been designated as a Fast Track product by the US Food and Drug Administration (“FDA”).

Acambis has delivered 182.5 million doses of ACAM2000 to the US Government for its emergency-use Strategic National Stockpile and has orders from several other governments around the world for its investigational smallpox vaccine.

Acambis is currently proceeding toward the submission of a Biologics License Application (“BLA”) for ACAM2000 based upon data obtained in all ACAM2000 trials conducted, including clinical data from more than 2,900 subjects vaccinated in its Phase 3 clinical trials.

Under the FDA Modernization Act of 1997, designation as a Fast Track product for a new drug or biological product means that FDA will take such actions as are appropriate to expedite the marketing application and approval for the product.

Acambis is working with Baxter Healthcare Corporation, part of Baxter International, Inc., to manufacture its investigational ACAM2000 for the US and other governments, under the FDA's Investigational New Drug application for ACAM2000.

-ends-

Enquiries:

Acambis:

Gordon Cameron, Chief Executive Officer
Tel: +1 (617) 761 4200

David Lawrence, Chief Financial Officer
Lyndsay Wright, Director of Communications
Tel: +44 (0) 1223 275 300

Financial Dynamics:
David Yates
Tel: +44 (0) 20 7831 3113

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world's only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 46 US States in the last five years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors' in the Company's 2003 Annual Report and 2003 Form 20-F, in addition to those detailed in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Notice of results

Cambridge, UK and Cambridge, Massachusetts – 13 January 2005 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) will announce its preliminary results for the year ended 31 December 2004 on Tuesday, 8 March 2005.

The results announcement will be released at 7.00 am GMT. A meeting and conference call for analysts will be held at 9.30 am GMT. Further details will be issued nearer the time.

-ends-

Enquiries:

Acambis plc
Lyndsay Wright, Director of Communications
Tel: +44 (0) 1223 275 300

Financial Dynamics
Mo Noonan
Tel: +44 (0) 20 7269 7116

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine and manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 46 US States in the last five years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s 2003 Annual Report and 2003 Form 20-F, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 January 2005		ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications